SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)

                               KINARK CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 MARCH 31, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 494474109                    13D           Page 2 of 7 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      STEEL PARTNERS II, L.P.
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) / /
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*
                       PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
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 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              529,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          529,000
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       529,000
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 494474109                    13D           Page 3 of 7 Pages
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================================================================================
      1          NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          WARREN LICHTENSTEIN
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      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          PF, OO
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      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          USA
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  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                529,050
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                         8          SHARED VOTING POWER

                                             - 0 -
                 ---------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             529,050
                 ---------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             - 0 -
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          529,050
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       7.8%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                          IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 494474109                    13D           Page 4 of 7 Pages
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         This  constitutes  Amendment No. 8 ("Amendment  No. 8") to Schedule 13D
filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 8, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 8 is being filed by the Reporting Persons to report, among other things, (a) the termination by Quota Fund N.V. ("Quota") as of March 31, 1997, of its investment advisory contract (the "Services Contract") between Steel Partners Services, Ltd. ("Services") and Quota and (b) that Mr. Lawrence Butler is no longer a member or officer of Steel Partners, L.L.C., ("Partners LLC") the general partner of Steel Partners II. As a result of the termination of the Services Contract, Services no longer has
voting  or   dispositive   power  over  Shares  held  for the  account of Quota.
Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 2 is amended to read in its entirety as follows:

Item 2.  Identity & Background.


         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary.

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons." By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies.

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CUSIP No. 494474109                    13D           Page 5 of 7 Pages
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         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 529,000 Shares owned by Steel Partners II is $1,763,178. The Shares owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price for the 50 Shares purchased by Mr. Lichtenstein is $250, and came from his personal funds.

         Items 5(a), (b) and (d) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,759,386 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Form 10-K for the year ended December 31, 1996.

As of the close of business on March 31, 1997, Steel Partners II beneficially owns 529,000 Shares of Common Stock, constituting approximately 7.8% of the Shares outstanding. Mr. Lichtenstein beneficially owns 529,050 Shares, representing approximately 7.8% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 50 Shares owned by him and the 529,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

         (b) By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in Schedule 13D.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of Common Stock.

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CUSIP No. 494474109                    13D           Page 6 of 7 Pages
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         Item 5(c) is amended by adding the following:

         Effective March 31, 1997, as a result of the termination of Services Contract, Services no longer exercises investment discretion over the 58,900 Shares previously managed by Services for the benefit of Quota. Other than as set forth herein, no Reporting Person has engaged in transactions in the Issuer's Common Stock within the past sixty days.

         Transaction in the Shares Within the Past 60 Days


      Shares of Common Stock                                  Date of
          Purchased/(Sold)           Price Per Share        Purchase/Sale
   ---------------------------       ---------------      -----------------

                             STEEL PARTNERS II, L.P.

            (3,000)                       3.2083             3/31/97

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CUSIP No. 494474109                    13D           Page 7 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 1997                   STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.,
                                            General Partner


                                        By: /s/ Warren G. Lichtenstein
                                            ----------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -----------------------------
                                               WARREN G. LICHTENSTEIN